UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated February 5, 2007

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2006

AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 10.4%, Operating Income Increased 20.1%, EBITDA(1) Up 14.8%, Net Income Increased 15.1% to US$0.67 per ADR

FULL YEAR

Revenues Up 8.6%, Operating Income Increased 17.4%, EBITDA(1) Up 10.8%, Net Income Increased 13.5% to US$1.65 per ADR

(Santiago, Chile, February 5, 2007) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2006. All US dollar figures are based on the exchange rate effective December 31, 2006 (US$1.00 = Ch$532.39).
COMMENTS FROM THE CEO

The year 2006 marked new records for CCU. Volumes reached 13.4 million hectoliters (HL), consolidated revenues grew to Ch$545,797 million (US$1,025.2 million), operating income increased to Ch$79,692 million (US$149.7 million) and EBITDA to Ch$121,761 million (US$228.7 million).

CCU also had a very positive fourth quarter. Consolidated revenues grew 10.4%, operating income increased 20.1%, net income grew by 15.1% and EBITDA increased 14.8%. These results are attributable to better performance in almost all of our business segments during the quarter.

This quarter, the operating income of the Chilean beer segment increased 16.7%, explained by higher volumes and prices, which grew by 7.9% and 1.8%, respectively. During 2006, beer sales reached more than 4.7 million HL, representing a 12.9% increase.

The Argentine beer business grew its revenues by 32.7% and its EBITDA by 21.8%, due to 18.0% higher average prices and 11.2% volume growth during the quarter. Prices increased due to lower discounts and a higher mix of premium products, such as Heineken and Budweiser, and one-way packaging. During the year operating income increased by 56.8%.

This quarter, the non-alcoholic beverage segment grew its revenues by 10.3% and its operating income by 11.5%, as a consequence of 8.9% higher volumes and 1.3% higher average prices. During the quarter all of the categories increased their volumes: soft drinks by 8.7%, nectars by 27.0% and mineral water by 2.9%.

In December, our soft drink subsidiary bought half of the brands Watt's in the categories of juices, what will allow the Company to have a deeper participation than just a license agreement in a high growth business.

The wine business also picked up during the quarter, improving its operating income by Ch$1,724 million (US$3.2 million), mainly due to lower raw material costs and the rationalization plan put in place by Viña San Pedro S.A. (VSP) to adapt to new market conditions.

Finally, the pisco business slightly increased its EBITDA during the quarter. Compañía Pisquera de Chile S.A. (CPCh) began the construction of a new bottling plant in the city of Ovalle, closer to production and consumption centers. This initiative, coupled with the lower costs of grapes expected for 2007, should contribute to improved profitability of the pisco business.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'06 Total revenues increased 10.4% to Ch$167,175 million (US$314.0 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by increases of 8.9% in the soft drinks segment, 7.9% in beer Chile and 11.2% in beer Argentina, partially offset by lower sale volumes in the wine and pisco segments. The increase in average prices is explained by higher prices in almost all categories, with the exception of domestic wines, nectars and mineral water.

  Accumulated revenues increased 8.6% amounting to Ch$545,797 million (US$1,025.2 million).

Revenues by segment

GROSS PROFIT

Q4'06 Increased 7.5% to Ch$92,516 million (US$173.8 million) as a result of 10.4% higher revenues, partially offset by a 14.1% higher cost of goods sold, which amounted to Ch$74,660 million (US$140.2 million). The increase in cost of goods sold is explained by the higher costs associated with the beer Chile, beer Argentina and soft drinks businesses, mainly due to increased raw material costs, partially offset by a lower cost of goods sold in the wine and pisco segments. In Q4'06, the gross profit margin, as a percentage of sales, decreased from 56.8% in Q4'05 to 55.3% in Q4'06.

2006 Increased 9.2%, amounting to Ch$285,908 million (US$537.0 million). The consolidated gross margin increased 0.3 percentage point to 52.4%.

OPERATING RESULT

Q4'06 Increased 20.1%, amounting to Ch$31,632 million (US$59.4 million) in Q4'06, mainly due to 7.5% higher gross profit, partially offset by 2.0% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$60,884 million (US$114.4 million) in Q4'06. SG&A expenses as a percentage of sales decreased from 39.4% in Q4'05 to 36.4% in Q4'06 mainly due to lower marketing expenses in almost all of the business segments, partially offset by higher distribution expenses. The consolidated operating margin for the period increased from 17.4% to 18.9%.

2006 Increased 17.4%, amounting to Ch$79,692 million (US$149.7 million). The consolidated operating margin increased 1.1 percentage points to 14.6%.

(*) Does not include wine, that had a negative operating income.

Operating Income and Operating Margin by Segment

EBITDA

Q4'06 Increased 14.8% to Ch$42,233 million (US$79.3 million) compared to Q4'05, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.0 percentage point higher than in Q4'05, reaching 25.3%.

  Increased 10.8%, to Ch$121,761 million (US$228.7 million). The EBITDA margin increased 0.4 percentage point to 22.3%.

EBITDA by segment

NON-OPERATING RESULTS

Q4'06 Decreased Ch$510 million (US$1.0 million) compared to the same quarter last year, from a loss of Ch$3,081 million (US$5.8 million) to a loss of Ch$3,591 million (US$6.7 million). The decrease in non-operating results is mainly explained by:

    Other non-operating income/expenses, which decreased from a loss of Ch$243 million (US$0.5 million) in Q4'05 to a loss of Ch$2,730 million (US$5.1 million) this quarter, mainly due to non-recurring provisions related to value adjustments of fixed assets and severance payments.

This decrease was partially offset mainly by:

    Net financial income, which improved by Ch$1,018 million (US$2.1 million) in Q4'06, mainly due to higher interest rates on deposits.

    Price level restatement, which increased from a loss of Ch$447 million (US$0.8 million) to a gain of Ch$490 million (US$0.9 million) in Q4'06, due to a negative inflation rate of 0.4% during Q4'06, compared to a positive inflation rate of 1.2% during Q4'05.

2006 Decreased from a loss of Ch$9,511 million (US$17.9 million) in 2005 to a loss of Ch$9,909 million (US$18.6 million) in 2006.

NET INCOME

Q4'06 Increased by 15.1%, from Ch$19,654 million (US$36.9 million) in Q4'05 to Ch$22,617 million (US$42.5 million) in Q4'06, mainly due to higher operating results, partially offset by lower non-operating results and higher income taxes. Higher income taxes are mainly explained by the better results from operations during the quarter and higher differed income taxes during Q4'06.

2006 Increased 13.5%, from Ch$49,189 million (US$92.4 million) in 2005 to Ch$55,833 million (US$104.9 million) in 2006, mainly due to higher operating results, partially offset by lower non-operating results and higher income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "Service Level Agreements". The costs of the logistics subsidiary, Transportes CCU, which are not directly related to each business segment, are allocated based on the case volume handled of each product.

(** Note: the comments below regarding volumes and pricing refer to Q4'06.)

BEER CHILE

Revenues increased 9.9% to Ch$70,124 million (US$131.7 million), as a result of 7.9% higher sales volumes and 1.8% higher real average prices.

Operating Income increased 16.7% to Ch$23,206 million (US$43.6 million), mainly as a result of higher revenues and lower SG&A expenses, the effect of which was partially offset by higher cost of goods sold. Cost of goods sold increased 19.9% to Ch$24,618 million (US$46.2 million), mainly due to higher direct costs explained by greater sales of one-way products and higher energy costs. As a percentage of sales, cost of goods sold increased from 32.2% in Q4'05 to 35.1% in Q4'06. SG&A expenses decreased 4.6% amounting to Ch$22,300 million (US$41.9 million) reaching 31.8% of sales, 4.9 percentage points lower than in Q4'05, mainly due to lower marketing expenses, partially offset by higher distribution expenses. The operating margin increased from 31.2% in Q4'05 to 33.1% this quarter.

EBITDA increased 12.3% to Ch$27,908 million (US$52.4 million), while the EBITDA margin was 39.8% of sales, 0.8 percentage point higher than in Q4'05.

Comments During the quarter, volumes performed well, especially Heineken in the premium segment and Escudo in the mainstream segment. In 2006, the Chilean beer segment reached a new record with more than 4.7 million HL sold, 12.9% more than in 2005.

BEER ARGENTINA

Revenues measured in Chilean pesos increased 32.7% to Ch$20,577 million (US$38.6 million), due to 18.0% higher prices and 11.2% higher sales volumes. In dollar terms, prices increased 6.3%, due to lower discounts and a higher mix of premium priced beers and one-way packaging.

Operating Income measured in Chilean pesos improved 18.1% from Ch$2,235 million (US$4.2 million) in Q4'05 to Ch$2,640 million (US$5.0 million) in Q4'06, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 73.5%, reaching Ch$9,637 million (US$18.1 million) this quarter mainly due to higher direct costs explained by the change in mix previously mentioned and the extraordinary reallocation between costs and expenses made in Q4'05. As a percentage of sales, cost of goods sold increased from 35.8% to 46.8%. SG&A expenses increased from Ch$7,714 million (US$14.5 million) to Ch$8,300 million (US$15.6 million) mainly due to higher distribution expenses and salaries, partially offset by lower marketing expenses. As a percentage of sales, SG&A expenses decreased from 49.8% to 40.3%. The operating margin decreased from 14.4% in Q4'05 to 12.8% in Q4'06.

EBITDA increased 21.8% from Ch$3,383 million (US$6.4 million) in Q4'05 to Ch$4,121 million (US$7.7 million) this quarter, while the EBITDA margin was 20.0%, compared with a 21.8% in Q4'05.

Comments Prices increased from US$42 per HL in Q4'05 to US$45 per HL in Q4'06, due to a higher mix of premium products, such as Heineken and Budweiser, and one-way packaging, in addition to lower discounts. During January 2007, the price list increased on average 5% to partially offset the increases in costs that took place during 2006.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 10.3% to Ch$45,851 million (US$86.1 million), due to 8.9% higher volumes in all categories, as well as 1.3% higher average prices in the segment.

Operating Income increased 11.5% to Ch$4,922 million (US$9.2 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A. Cost of goods sold increased 12.1% to Ch$20,844 million (US$39.2 million) during Q4'06, mainly due to higher direct costs of soft drinks and nectars. As a percentage of sales, cost of goods sold increased from 44.7% to 45.5%. SG&A expenses increased 8.2% to Ch$20,085 million (US$37.7 million), mainly due to higher distribution expenses and salaries, partially offset by lower marketing expenses and depreciation. As a percentage of sales, SG&A expenses decreased from 44.7% to 43.8%. As a consequence, the operating margin increased to 10.7%, 0.1 percentage points higher than in Q4'05.

EBITDA Increased 3.9% to Ch$7,273 million (US$13.7 million), while the EBITDA margin was 15.9% of sales, 1.0 percentage point lower than in Q4'05.

Comments During the quarter all the categories increased their volumes: soft drinks by 8.7%, nectars by 27.0% and mineral water by 2.9%. These higher volumes, in addition to a price increase of 3% in November, contributed to the improvement in this sector's results. Additionally, during November, Tuttifrutilla Light, a new nectar flavor, was launched and was very well received by consumers. In December, our soft drink subsidiary bought half of the brands Watt's in the categories of juices, what will allow the Company to have a deeper participation than just a license agreement in a high growth business.

WINE

Revenues remained almost flat amounting to Ch$18,413 million (US$34.6 million), due to 3.8% lower volumes, partially offset by 3.0% higher average prices. Volumes and prices decreased in the Chilean domestic market, partially offset by higher prices and volumes of bottled wine exports from Chile and Argentina.

Operating Income improved Ch$1,724 million (US$3.2 million) from a loss of Ch$1,878 million (US$3.5 million) to a loss of Ch$154 million (US$0.3 million) in Q4'06, mainly due to lower cost of goods sold and SG&A expenses. Cost of goods sold decreased 8.8% from Ch$13,670 million (US$25.7 million) in Q4'05 to Ch$12,462 million (US$23.4 million) this quarter, mainly due to lower direct costs related to lower costs of the 2006 harvest. As a percentage of sales, cost of goods sold decreased from 74.3% in Q4'05 to 67.7% in Q4'06. SG&A expenses decreased 7.7% to Ch$6,106 million (US$11.5 million), mainly due to lower salaries, third party services and marketing expenses, partially offset by higher transportation expenses. As a percentage of sales, SG&A expenses decreased from 35.9% to 33.2%. Accordingly, the operating margin improved 9.4 percentage points from a negative 10.2% in Q4'05 to a negative 0.8% in Q4'06.

EBITDA improved Ch$1,922 million (US$3.6 million) from a loss of Ch$646 million (US$3.6 million) in Q4'05 to a gain of Ch$1,276 million (US$2.4 million) in Q4'06, while the EBITDA margin improved 10.4 percentage points from a negative 3.5% to a positive 6.9%.

Comments During the quarter, the profitability of this segment continued improving, mainly due to lower raw material costs, explained by lower costs of the 2006 harvest, and lower SG&A expenses, associated with the rationalization plan undertaken by VSP to adapt itself to new market conditions. During the quarter, MQ, a wine cooler with lemon-lime, pineapple and red berries flavors, was launched under the Manquehuito brand umbrella.

PISCO

Revenues increased 1.0% to Ch$9,448 million (US$17.7 million), due to 1.8% higher average prices, partially offset by 0.8% lower volumes explained by a contraction in the pisco industry.

Operating Income decreased from Ch$609 million (US$1.1 million) to Ch$518 million (US$1.0 million) in Q4'06, mainly due to higher SG&A expenses, partially offset by lower cost of goods sold. Cost of goods sold decreased 6.7% to Ch$5,323 million (US$10.0 million), mainly due to lower direct costs. As a percentage of sales, cost of goods sold decreased from 61.0% to 56.3%. SG&A expenses increased 18.6% to Ch$3,607 million (US$6.8 million) mainly due to higher marketing expenses and depreciation. SG&A, as a percentage of sales, increased from 32.5% to 38.2%. Accordingly, the operating margin decreased from 6.5% in Q4'05 to 5.5% in Q4'06.

EBITDA increased from Ch$839 million (US$1.6 million) in Q4'05 to Ch$850 million (US$1.6 million) this quarter, while the EBITDA margin remained almost constant at 9.0%.

Comments During the quarter, two new products were launched, Campanario Mango and Campanario Mango Light, both in the most rapidly growing category in the pisco industry. Additionally, CPCh began the construction of a new bottling facility in the city of Ovalle, closer to production and consumption centers. This initiative, plus the lower cost of grapes expected for 2007, should contribute to the improvement of the profitability of this business segment.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: February 5, 2007